UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13DA-5

Under the Securities Exchange Act of 1934

Oakridge Global Energy Solutions, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

673833 109

(CUSIP Number)

Philip N. A. Mosely

Precept Fund Management SPC on behalf of Precept Fund Segregated Portfolio and Prescient Fund Segregated Portfolio

Ground Floor, Harbour Centre

42, North Church Street

P.O. Box 1569

George Town, Grand Cayman KY1-1110

Cayman Islands

(345) 949-4018

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Precept Fund Management SPC on behalf of Precept Fund Segregated Portfolio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 221,717,613 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 221,717,613 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 221,717,613 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 83.4% (2)

14	TYPE OF REPORTING PERSON (see instructions) OO

(1)    See Items 1 through 7 below.

(2)

Based on the 265,771,957 shares of Common Stock of the Issuer outstanding as of July 21, 2015, as reported from the Issuer’s Transfer Agent on that date.

1	NAMES OF REPORTING PERSONS Precept Fund Management SPC on behalf of Prescient Fund Segregated Portfolio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 221,717,613 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 221,717,613 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 221,717,613 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 83.4% (2)

14	TYPE OF REPORTING PERSON (see instructions) OO

(1)    See Items 1 through 7 below.

(2)

Based on the 265,771,957 shares of Common Stock of the Issuer outstanding as of July 21, 2015, as reported from the Issuer’s Transfer Agent on that date.

1	NAMES OF REPORTING PERSONS Precept Asset Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 221,717,613 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 221,717,613 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 221,717,613 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 83.4% (2)

14	TYPE OF REPORTING PERSON (see instructions) CO

(1)    See Items 1 through 7 below.

(2)

Based on the 265,771,957 shares of Common Stock of the Issuer outstanding as of July 21, 2015, as reported from the Issuer’s Transfer Agent on that date.

1	NAMES OF REPORTING PERSONS Stephen J. Barber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,750,000
	8	SHARED VOTING POWER 221,717,613 (1)
	9	SOLE DISPOSITIVE POWER 5,750,000
	10	SHARED DISPOSITIVE POWER 221,717,613 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 227,467,613 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 85.6% (2)

14	TYPE OF REPORTING PERSON (see instructions) IN

(1)       See Items 1 through 7 below.

(2)    Based on the 265,771,957 shares of Common Stock of the Issuer outstanding as of July 21, 2015, as reported from the Issuer’s Transfer Agent on that date.

Item 1.       Security and Issuer

The class of equity securities to which this statement on Schedule 13D/A-5 (this “Schedule 13D/A-5”) relates is the common stock, $0.001 per share par value (the “Common Stock”), of Oakridge Global Energy Solutions, Inc., a Colorado corporation (the “Issuer”), with its principal executive offices at 3046 East Brighton Place, Salt Lake City, Utah 84121.

Item 2.       Identity and Background

The following information is presented in response to this Item:

(a)  This Schedule 13D/A-5 is filed by Precept Fund Management SPC (“Precept”) for and on behalf of Precept Fund Segregated Portfolio (“Precept Fund”); Precept for and on behalf of Prescient Fund Segregated Portfolio (“Prescient Fund”); Precept Asset Management Limited (“PAML”), the investment manager for Precept, Precept Fund and Prescient Fund; and PAML and Stephen J. Barber, the Executive Chairman, CEO and a director of the Issuer and the sole owner of PAML (the “Reporting Persons”).

(b)  The principal business address of Precept, Precept Fund, Prescient Fund and PAML is Ground Floor, Harbour Centre, 42, North Church Street, P.O. Box 1569, George Town, Grand Cayman KY1-1110, Cayman Islands.  The Principal business address for Stephen J. Barber is Level 1, 16 O’Connell Street, Sydney, NSW 2000, Australia.

(c)  The principal business of each of Precept Fund and Prescient Fund is that of  a mutual fund.  The principal business of PAML currently is to act as the investment manager for Precept, Precept Fund and Prescient Fund.  The principal occupation of Mr. Barber, the 100% stockholder of PAML, is investment fund management and risk management.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Precept is a segregated portfolio company incorporated in the Cayman Islands with limited liability.  Precept Fund and Prescient Fund are both segregated portfolios of Precept, each operating on a segregated basis with limited liability.  PAML is an exempted company incorporated in the Cayman Islands with limited liability.  Mr. Barber is a citizen of Australia.

Information regarding the directors of each of Precept, Precept Fund, Prescient Fund and PAML is set forth on Schedule A hereto and incorporated by reference herein.

The Joint Filing Agreement among the Reporting Persons to file jointly was attached as Exhibit 1 to the original Schedule 13D filing, which was filed with the Securities and Exchange Commission (the “SEC”) on January 7, 2014.

Item 3.       Source and Amount of Funds or Other Consideration

Effective July 1, 2013, Prescient Fund and the Issuer entered into a Private Placement Subscription Agreement (the “July Subscription Agreement”), in which Prescient Fund subscribed to purchase the 13,888,888 shares of Common Stock of the Issuer for USD $2,500,000 or eighteen cents ($0.18) per share , which was beneficially owned by the Reporting Persons.

Effective November 29, 2013, Newmark Investment Limited, a Hong Kong corporation (“Newmark”), and Expedia Holdings Limited, a Hong Kong corporation and founder and beneficial owner of Newmark (“Expedia”), granted Stephen J. Barber a Power of Attorney regarding the affairs of Newmark.

Effective December 24, 2013, Prescient Fund, Newmark and the Issuer entered into a Private Placement Subscription Agreement (the “December Subscription Agreement”), in which Prescient Fund subscribed to purchase the 3,333,333 shares of Common Stock of the Issuer at a price of eighteen cents ($0.18) per share for an aggregate purchase price of USD $600,000, which was beneficially owned by the Reporting Persons.  As part of the December Subscription Agreement, Newmark conveyed 12,000,000 of the 92,000,000 shares of Common Stock of the Issuer previously listed in the Reporting

Persons’ initially filed Schedule 13D, which was filed with the SEC on January 7, 2014, to the Issuer.  Newmark had acquired such 92,000,000 shares of the Issuer on October 8, 2012, in an SEC Rule 16b-3 transaction, as reported in its Schedule 13D filed with the SEC on October 17, 2012, and its Form 3 filed with the SEC on December 10, 2012.

On January 16, 2014, Newmark distributed its 80,000,000 remaining shares of Common Stock of the Issuer to Expedia, a founder and the beneficial owner of Newmark, for no additional consideration.  This transaction was made pursuant to SEC Rule 16(a)(13).

On March 31, 2014, Expedia conveyed such 80,000,000 shares of Common Stock to Prescient Fund at eighteen cents ($0.18) per share in consideration of the subscription of an interest in Precept.

On April 9, 2014, Precept, on behalf of Prescient Fund, entered into a Private Placement Subscription Agreement (the “April 2014 Subscription Agreement)”to purchase 1,416,667 shares of the Issuer’s Common Stock at a price of eighteen cents ($0.18) per share, for an aggregate purchase price of USD $255,000.

On July 31, 2014, the Issuer offered and sold an additional 11,000,000 shares of its Common Stock to Precept for and on behalf of Precept Fund under a Private Placement Subscription Agreement, effective August 5, 2014 (the “August 5, 2014 Subscription Agreement”), in consideration of USD $2,200,000 or a price of twenty cents ($0.20) per share, which shares were issued on August 7, 2014.

On August 13, 2014, the Issuer agreed to issue an additional 16,775,000 shares of its Common Stock to Prescient Fund under a Private Placement Subscription Agreement effective August 20, 2014 (the “August 13, 2014 Subscription Agreement”), in consideration of USD $3,355,000 or a price of twenty cents ($0.20) per share, which sum was advanced by Prescient Fund on the Issuer’s behalf under the Issuer’s Leclanché S.A. (a Swiss share company “Leclanché”) Convertible and Investment Loan Agreement, which shares were issued on August 20, 2014.

On September 5, 2014, Precept, on behalf of Prescient Fund, entered into a Private Placement Subscription Agreement (the “September 2014 Subscription Agreement”), to purchase 15,000,000 shares of the Issuer’s Common Stock at a price of twenty cents ($0.20) per share for an aggregate purchase price of USD $3,000,000, which shares were issued on September 9, 2014

On December 31, 2014, Precept, on behalf of Prescient Fund, entered into a Private Placement Subscription Agreement (the “December 2014 Subscription Agreement”), to purchase 1,000,000 shares of the Issuer’s Common Stock at a price of twenty cents ($0.20) per share, for an aggregate purchase price of USD $200,000.  Payment for these shares was received on January 6, 2015, and these shares will be issued directly.

On December 31, 2014, the Issuer issued 750,000 shares to Stephen J. Barber pursuant to a grant under the Issuer’s 2014 Equity Incentive Plan.  These shares were valued at $0.451 per share, which was 110% of market value on the date of the grant or December 22, 2014.

On March 26, 2015, Precept, on behalf of Prescient Fund, entered into a Private Placement Subscription Agreement (the “March 2015 Subscription Agreement”), to purchase 540,000 shares of the Issuer’s Common Stock at a price of twenty five cents ($0.25) per share, for an aggregate purchase price of USD $135,000.  Payment for these shares was received on March 26, 2015, and these shares will be issued directly.

On June 3, 2015, the Issuer issued 5,000,000 shares to Stephen J. Barber pursuant to a Board Consent for consulting services.  These shares were issued under Section 16(b)(3) and valued at $0.25 per share.

On June 25, 2015, Precept, for and on behalf of Prescient Fund, assigned 11,596,303 shares of the Issuer that were owned by Prescient Fund to Precept Fund, as a settlement of outstanding balances between these two segregated portfolios of Precept.  This assignment of shares was made pursuant to SEC Rule 16(a)(13), as there was no change in the beneficial ownership of Precept shareholdings in the Issuer.

On June 30, 2015, the Issuer was advised that all of the requirements the Swiss TOB had to the closing of the purchase of the 11,000,000 Leclanché shares by the Issuer had been satisfied, and the Issuer closed the purchase of the Leclanché shares under a Stock Purchase Agreement by the issuance of 78,763,725 of the Issuer’s shares of common stock to Precept, for and on behalf of Precept Fund, in exchange for the 11,000,000 shares of Leclanché being issued to the Issuer’s newly formed and wholly-owned Hong Kong subsidiary, Oakridge Global Energy Solutions (Hong Kong) Limited.  For additional information, please see the Issuer’s 8-K A-2 Current Report dated December 5, 2014, and filed with the SEC on July 2, 2015.

In addition, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and may seek to influence or change the Issuer’s operations or business development plans, business strategy, management or directors, competitive position, capital structure or capital management policy, including, without limitation, through potential discussions with management, directors, other shareholders, existing or potential strategic partners or competitors of the Issuer, industry analysts, investment and financing professionals and/or other third parties. Such matters and discussions may materially affect, and result in, the Reporting Persons’ modifying their investment in the Issuer, exchanging information with any of such persons pursuant to appropriate confidentiality or similar agreements or otherwise, working together with any of such persons pursuant to joint agreements or otherwise, proposing changes in the Issuer’s operations, governance, capitalization or strategic plans, or proposing or engaging in one or more other actions set forth under subsections (a) through (j) of Item 4 of Schedule 13D.  Factors that may influence the Reporting Persons’ actions include, but are not limited to, their views regarding the Issuer’s operations, business strategy, prospects, financial position and/or strategic direction, the outcome of the discussions and actions referenced herein, price levels of the Common Stock, availability of funds, subsequent developments affecting the Issuer, other investment and business opportunities available to the Reporting Persons, conditions in the securities market, general economic and industry conditions and other factors that the Reporting Persons may deem relevant from time to time.

Other than as described above, none of the Reporting Persons has any current plans or proposals that would relate to or result in any of the events enumerated in Items 4(a) through (j).

Item 4.       Purpose of Transaction

See Item 3.

Item 5.       Interest in Securities of the Issuer

The following information is presented in response to this Item:

(a)  As of the date hereof, each of Precept, Precept Fund, Prescient Fund, PAML and Stephen J. Barber is the beneficial owner of 221,717,613 shares of Common Stock, representing approximately 83.4% of the shares of outstanding Common Stock of the Issuer (based on the 265,771,957 shares of Common Stock of the Issuer outstanding as of July 21, 2015, as reported from the Issuer’s Transfer Agent on that date.

(b)  Each of Precept, Precept Fund, Prescient Fund, PAML and Stephen J. Barber has the shared power to vote and dispose of the 221,717,613 shares of Common Stock of the Issuer beneficially owned by the Reporting Persons.  Mr. Barber has the shared power to vote and dispose of 227,467,613 shares of Common Stock of the Issuer.

Of these shares, 120,357,585 shares are held for the benefit of the investors in Prescient Fund; 101,360,028 shares are held for the benefit of the investors in Precept Fund; and 5,750,000 shares are held by Stephen J. Barber..  As a result of the matters described in Item 4 of this Schedule 13D/A-5, the Reporting Persons may be deemed to indirectly share the power to vote or direct the vote of, and indirectly share the power to dispose of or direct the disposition of, the 221,717,613 shares of Common Stock of the Issuer.

(c)  Other than the transactions described herein, none of the Reporting Persons has effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d)  Except as specifically set forth in this Item 5, to the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock of, the Issuer that are beneficially owned directly, or deemed beneficially owned indirectly, by the Reporting Persons.

(e)  Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 above is incorporated into this Item 6 by reference.  Additionally, on December 5, 2014, the Issuer entered into a binding Letter of Intent whereby Precept has agreed to sell and the Issuer has agreed to purchase 11,000,000 shares of Leclanché for approximately 78,763,725 shares of the Issuer’s Common Stock, subject to certain conditions outlined in the Letter of Intent and to be set forth in the Definitive Agreement as defined therein.  This transaction has not been completed, though the Definitive Agreement (the “Stock Purchase Agreement”) has been executed.  For additional information, see the Issuer’s 8-K Current Report dated December 5, 2014, which was filed with the SEC on December 11, 2014, its 8-K/A-1 Current Report dated December 5, 2014, which was filed with the SEC on February 6, 2015, and its 8-K/A-2 Current Report dated December 5, 2014, which was filed with the SEC on July 2, 2015.

Other than as described above, to the knowledge of each of the Reporting Persons and the individuals listed in Schedule A, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.        Material to be Filed as Exhibits.

Exhibit 1.

Joint Filing Agreement dated December 31, 2013, among the Reporting Persons (filed with the original Schedule 13D on January 7, 2014).

Exhibit 2.

Subscription Agreement dated July 1, 2013 (filed as Exhibit 10 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 8, 2013 and incorporated herein by reference).

Exhibit 3.

Power of Attorney from Newmark to Stephen J. Barber dated November 29, 2013 (filed with the original Schedule 13D on January 7, 2014).

Exhibit 4.

Settlement Agreement and Mutual Release dated December 23, 2013 (filed with the original Schedule 13D on January 7, 2014).

Exhibit 5.

Subscription Agreement dated December 24, 2013 (filed with the original Schedule 13D on January 7, 2014).

Exhibit 6.    Power of Attorney from Expedia to Stephen J. Barber dated November 29, 2013 (filed 13DA-1 on May 16, 2014).

SIGNATURE
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2015	PRECEPT FUND MANAGEMENT SPC ON BEHALF OF PRESCIENT FUND SEGREGATED PORTFOLIO
By: /s/David M.L. Roberts
Name: David M.L. Roberts
Title: Director

Dated: July 22, 2015	PRECEPT FUND MANAGEMENT SPC ON BEHALF OF PRECEPT FUND SEGREGATED PORTFOLIO
By: /s/Philip Mosely
Name: Philip Mosely
Title: Director

Dated: July 22, 2015	PRECEPT ASSET MANAGEMENT LIMITED
By: /s/Johannes S. de Jager
Name: Johannes S. de Jager
Title: Director

Dated: July 22, 2015	STEPHEN J. BARBER
/s/Stephen J. Barber
Stephen J. Barber

Schedule A

Directors of the Reporting Person

The name, citizenship, principal occupation and business address of each director of Prescient Fund SP and PAML are set forth below.  Other than Mr. Barber, whose beneficial ownership is described in the Schedule 13D/A-3, none of the persons listed below owns any shares of Common Stock of the Issuer.  Each of the persons listed below has responded “none” to Items 2(d) and (e).

Name	Citizenship	Business Address	Position(s) with Reporting Person and Present Principal Occupation
Philip N. A. Mosely	United Kingdom	Ground Floor, Harbour Centre 42, North Church Street PO Box 1569 George Town Grand Cayman KY1-1110 Cayman Islands	Director of Precept including Prescient Fund and Precept Fund
David M. L. Roberts	United Kingdom	Ground Floor, Harbour Centre 42, North Church Street PO Box 1569 George Town Grand Cayman KY1-1110 Cayman Islands	Director of Precept including Prescient Fund and Precept Fund
Stephen J. Barber	Australia	Level 1 16 O’Connell Street Sydney, NSW 2000 Australia	Director of PAML
Johannes S. de Jager	South Africa	Ground Floor, Harbour Centre 42, North Church Street PO Box 1569 George Town Grand Cayman KY1-1110 Cayman Islands	Director of PAML